Exhibit 12.1

C&D TECHNOLOGIES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands except ratio data)

	Year Ended January 31,					Nine Months Ended October 31,
	2010	2009	2008	2007	2006	2010
Earnings
Loss before income taxes, noncontrolling interest and discontinued operations	$(23,557)	$(15,457)	$(770)	$(16,522)	$(2,660)	$(75,842)
Interest expense and amortization of debt costs	12,486	12,032	10,960	14,266	10,235	11,897
Goodwill impairment	—	—	—	—	—	59,978
Interest portion of rent*	820	782	678	699	621	457

	$(10,251)	$(2,644)	$10,868	$(1,557)	$8,196	$(3,510)

Fixed Charges
Interest expense and amortization of debt costs	12,486	12,032	10,960	14,266	10,235	11,897
Interest portion of rent	820	782	678	699	621	457

	$13,306	$12,814	$11,638	$14,965	$10,856	$12,354

Ratio of earnings to fixed charges	x(1)	x(1)	x(1)	x(1)	x(1)	x(1)

*	The Company has determined the interest component of rent expense to be 0.30.
(1)	The ratio of earnings to fixed charges was less than 1:1 for the nine months ended October 31, 2010. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $75.3 million of earnings in the quarter. The ratio of earnings to fixed charges was less than 1:1 for fiscal year 2010. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $23.6 million of earnings in fiscal 2010. The ratio of earnings to fixed charges was less than l:1 for fiscal year 2009.The ratio of earnings to fixed charges was less than 1:1 for fiscal year 2010. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $23.6 million of earnings in fiscal 2010. The ratio of earnings to fixed charges was less than l:1 for fiscal year 2009. In order to achieve a ratio of earnings to fixed charges of 1:1 we would have had to generate an additional $15.5 million of earning in fiscal 2009. The ratio of fixed charges was less than 1:1 for fiscal year 2008. In order to achieve a ratio of earnings to fixed charges of 1:1 we would have had to generate an additional $0.8 million of earnings in fiscal year 2008. The ratio of fixed charges was less than 1:1 in fiscal year 2007. In order to achieve a ratio of earning to fixed charges of 1:1 we would have had to generate an additional $16.5 million of earnings in fiscal 2007. The ratio of fixed charges was less than 1:1 in fiscal 2007. The ratio of fixed charges was less than 1:1 in fiscal year 2006. In order to achieve a ratio of earnings to fixed charges of 1:1 we would have had to generate an additional $2.7 million of earnings in fiscal 2006.